   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 21, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               HECHINGER COMPANY
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                        52-1001530
        (State or other jurisdiction                           (I.R.S. Employer
      of incorporation or organization)                       Identification No.)

                                      3500 PENNSY DRIVE
                                   LANDOVER, MARYLAND 20785
                                  TELEPHONE: (301) 341-1000
                (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                     W. CLARK MCCLELLAND
                     EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                      HECHINGER COMPANY
                                      3500 PENNSY DRIVE
                                   LANDOVER, MARYLAND 20785
                                        (301) 341-1000
                      (Name, address, including zip code, and telephone
                      number, including area code, of agent for service)

                            ------------------------

                   Please send copies of communications to:

          STEPHEN W. HAMILTON, ESQ.                        SARAH JONES BESHAR, ESQ.
    SKADDEN, ARPS, SLATE, MEAGHER & FLOM                     DAVIS POLK & WARDWELL
         1440 NEW YORK AVENUE, N.W.                          450 LEXINGTON AVENUE
           WASHINGTON, D.C. 20005                          NEW YORK, NEW YORK 10017

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                                      PROPOSED
                                                      PROPOSED        MAXIMUM
                                     NUMBER OF        MAXIMUM        AGGREGATE
         TITLE OF                    SHARES TO     OFFERING PRICE     OFFERING       AMOUNT OF
SECURITIES TO BE REGISTERED        BE REGISTERED    PER SHARE(2)      PRICE(2)    REGISTRATION FEE
- --------------------------------------------------------------------------------------------------
Class A Common Stock, par value,
  $.10 per share..................   5,750,000(1)     $14.875       $85,531,250      $29,493.53
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

(1) Includes 750,000 shares being registered in connection with an over-allotment option granted to the underwriters.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement will contain two forms of prospectus: one to be used in connection with a United States and Canadian offering (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering (the "International Prospectus"). The U.S. Prospectus and the International Prospectus will be identical in all respects except for the front cover page. The form of U.S. Prospectus is included herein and is followed by the front cover page for the International Prospectus which is labeled "Alternate Page for International Prospectus."

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF
     THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

Issued September 21, 1994

                                5,000,000 Shares
                                    [LOGO]

                              CLASS A COMMON STOCK
                            ------------------------
OF THE 5,000,000 SHARES OF CLASS A COMMON STOCK BEING OFFERED, 4,000,000 SHARES ARE BEING OFFERED IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS AND
  1,000,000 SHARES ARE BEING OFFERED OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." THE COMPANY'S CLASS A
    COMMON STOCK IS TRADED IN THE OVER-THE-COUNTER MARKET UNDER THE SYMBOL
     "HECHA." ON SEPTEMBER 20, 1994, THE LAST SALE PRICE FOR THE CLASS A
               COMMON STOCK AS REPORTED ON THE NASDAQ NATIONAL
                       MARKET SYSTEM, WAS $15 PER SHARE.
                            ------------------------
 HOLDERS OF CLASS A COMMON STOCK AND HOLDERS OF CLASS B COMMON STOCK HAVE THE SAME RIGHTS TO DIVIDENDS AND DISTRIBUTIONS EXCEPT FOR REGULAR QUARTERLY CASH
  DIVIDENDS IN RESPECT OF WHICH HOLDERS OF CLASS A COMMON STOCK ARE ENTITLED
     TO RECEIVE A MINIMUM OF AT LEAST $.0064 PER SHARE SUBJECT TO CERTAIN
      ADJUSTMENTS BEFORE HOLDERS OF CLASS B COMMON STOCK ARE ENTITLED TO
       RECEIVE ANY CASH DIVIDENDS FOR SUCH QUARTER. HOLDERS OF CLASS A
         COMMON STOCK HAVE ONE VOTE PER SHARE AND HOLDERS OF CLASS B
                    COMMON STOCK HAVE TEN VOTES PER SHARE.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.
                            ------------------------

                            PRICE $          A SHARE
                            ------------------------

                                                                    UNDERWRITING
                                                      PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                       PUBLIC       COMMISSIONS(1)   COMPANY(2)
                                                    -------------   -------------   -------------
Per Share........................................         $               $               $
Total(3).........................................   $               $               $

- ------------

    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
    (2) Before deducting expenses payable by the Company estimated at $        .
    (3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 750,000 additional shares of Class A Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to
        Company will be $        , $        and $        , respectively. See
        "Underwriters."
                            ------------------------

     The shares of Class A Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Class A Common Stock
will be made on or about             , 1994 at the office of Morgan Stanley &
Co. Incorporated, New York, N.Y., against payment therefor in New York funds.
                            ------------------------

MORGAN STANLEY & CO.                                       MONTGOMERY SECURITIES
           Incorporated

         , 1994

                [INSERT MAP -- INSIDE FRONT COVER TO PROSPECTUS]

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Available Information.................................................................    3
Incorporation of Certain Documents by Reference.......................................    4
Prospectus Summary....................................................................    5
The Company...........................................................................    8
Use of Proceeds.......................................................................    9
Price Range of Common Stock; Dividends................................................    9
Capitalization........................................................................   10
Selected Financial and Operating Data.................................................   11
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   12
Business..............................................................................   15
Description of Capital Stock..........................................................   19
Certain United States Federal Tax Considerations for Non-U.S. Holders of Class A
  Common Stock........................................................................   19
Underwriters..........................................................................   21
Legal Matters.........................................................................   24
Experts...............................................................................   24

                            ------------------------

                             AVAILABLE INFORMATION

     Hechinger Company (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the regional offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of the Company's Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), offered hereby. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement and exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed, or incorporated by reference as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company incorporates by reference the following documents heretofore filed with the Commission pursuant to the Exchange Act:

          1. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, 1994 and July 30, 1994;

          2. The Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1994 (the "1994 Form 10-K"); and

          3. The description of the Class A Common Stock contained in the Company's Form 8-B dated February 11, 1987.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so superseded or modified shall not be deemed to constitute a part of this Prospectus except as so superseded or modified.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents which have been incorporated by reference in the Registration Statement of which this Prospectus forms a part, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates. Requests should be directed to Richard S. Gross, Corporate Controller, Hechinger Company, 3500 Pennsy Drive, Landover, Maryland 20785 (telephone (301) 341-1000).
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF OUTSTANDING 5 1/2% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2012 OF THE COMPANY, AND SHARES OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK OF THE COMPANY, AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained in this Prospectus and is qualified in its entirety by the more detailed information included or incorporated by reference herein.

                                  THE COMPANY

     Hechinger Company (the "Company") is a leading specialty retailer providing products and services for the care, repair, remodeling and maintenance of the home and garden. The Company serves the growing home improvement industry through two operating subsidiaries: Home Quarters Warehouse, Inc. ("Home Quarters Warehouse" or "Home Quarters"), operating 59 stores primarily in the southeastern, northeastern and midwestern parts of the United States, and Hechinger Stores Company ("Hechinger Stores" or "Hechinger"), operating 72 stores primarily in the mid-Atlantic region of the United States. The Company's strategy is to (i) achieve growth principally through the rapid expansion of Home Quarters Warehouse and (ii) maintain and improve the profitability of Hechinger Stores. For the first half of fiscal 1994, the Company reported an increase in sales and net earnings of 18% and 23%, respectively, as compared to the same period last year.

     The Company is rapidly expanding its Home Quarters Warehouse subsidiary. Since being acquired by the Company in February 1988, Home Quarters has grown from seven to 59 stores, with two more units planned to open by the end of fiscal 1994. Since the acquisition, sales and operating income at Home Quarters have grown at a compounded annual rate of approximately 50% through the end of fiscal 1993. For the first half of fiscal 1994, sales and operating income at Home Quarters have increased by 44% and 57%, respectively, as compared to the same period last year. For this same period, Home Quarters generated approximately 60% of the Company's operating income, up from 35% in fiscal 1991.

     Home Quarters Warehouse stores, with their large-scale merchandise presentation, operate under the warehouse format, producing high sales volume by emphasizing low pricing and superior levels of service. Home Quarters stores offer a wide assortment of building materials and home improvement merchandise to do-it-yourselfers and professional contractors in brightly lit, uncluttered facilities containing, on average, approximately 90,000 square feet under roof.

     Home Quarters opened a new 115,000 square foot store in Chesapeake, Virginia in July 1993. This store incorporates many new features which the Company believes allows it to increase productivity and to maintain and improve its competitive position within the industry. This Chesapeake, Virginia store achieved sales per square foot in excess of $400 in its first year of operation, which the Company believes puts it among the leaders in the home improvement industry. This also compares favorably to Home Quarters' average sales per square foot of $239 for fiscal 1993. Since July 1993, the Company has opened sixteen new "Chesapeake class" stores, which the Company believes will achieve average annualized sales per square foot well in excess of Home Quarters' average of $239 for fiscal 1993. The Company plans to open approximately 12 to 14 new "Chesapeake class" Home Quarters Warehouse stores (including two relocations) in fiscal 1995.

     New features in a "Chesapeake class" store include: a greenhouse and garden center, design centers staffed with experienced professionals, merchandise installation services, a tool rental program and a dedicated classroom called "HQ University" for how-to clinics. The "Chesapeake class" store also has a dedicated contractor's desk to handle the special needs of professional contractors and commercial property owners, including its own entrance and loading facility. In addition, the "Chesapeake class" store offers "Kids Quarters," a supervised on-site child care facility for children ages three to eight. As compared to earlier Home Quarters units, a "Chesapeake class" store has approximately 25% more square footage and carries approximately 33% more SKUs.

     Since 1991, the Company has been converting its Hechinger stores to the Home Project Center format. During this period, the Company believes that it has improved the competitive positioning of its Hechinger Stores subsidiary. While Hechinger Stores has significantly reduced its retail prices, it has concurrently increased its average annual sales per store from $12 million in fiscal 1990 to $15 million in fiscal 1993. During this same period, Hechinger Stores reduced its annual operating expenses as a percentage of sales by approximately 400 basis points. For the first half of fiscal 1994, Hechinger Stores' sales and operating income have increased by 4% and 20%, respectively, as compared to the same period last year.

     The Home Project Center format was developed to capitalize on the traditional strengths of the Hechinger Stores Company, which the Company considers to be: strong name recognition among consumers, convenient store locations and home decor merchandising. The merchandising strength is best exemplified in the Hechinger Home Project Center store located in Laurel, Maryland which opened in June 1994. Highlights of this store include a large kitchen and bath presentation located in the front of the store and a comprehensive offering of lighting, flooring, wallcoverings, paint and other home decor items. In addition, the store offers extensive design services including kitchen, bath and landscaping. The store's staff includes a team of home improvement specialists, selected on the basis of their experience and knowledge in particular fields, who are available to guide customers through their home improvement projects.

                                  THE OFFERING

Common Stock offered by the
  Company..................   5,000,000 shares of Class A Common Stock(1)(2)

Common Stock to be
outstanding after the
  Offering.................  35,726,499 shares of Class A Common Stock(2)
                             11,580,842 shares of Class B Common Stock

Use of proceeds............  To finance the Company's expansion program, the remodeling of existing stores and for general corporate purposes.

NASDAQ symbol..............  HECHA (Class A Common Stock)
- ---------------

(1) Of such shares, 4,000,000 are being offered in the United States and Canada by the U.S. Underwriters and 1,000,000 are being offered outside the United States and Canada by the International Underwriters. See "Underwriters."

(2) Assumes the U.S. Underwriters' over-allotment option is not exercised. See "Underwriters."

                      SUMMARY FINANCIAL AND OPERATING DATA

                                                        TWENTY-SIX WEEKS ENDED                 FISCAL YEAR ENDED
                                                       ------------------------      --------------------------------------
                                                        JULY 30,      JULY 31,        JAN. 29,      JAN. 30,      FEB. 1,
                                                          1994          1993            1994          1993          1992
                                                       ----------    ----------      ----------    ----------    ----------
                                                             (unaudited)
                                                        (in thousands, except per share data and Selected Operating Data)
STATEMENT OF OPERATIONS DATA:
  Net sales..........................................  $1,283,175    $1,088,377      $2,094,968    $1,869,349    $1,607,727
  Cost of sales......................................     996,074       843,143       1,632,702     1,432,340     1,201,536
  Selling, general and administrative expenses.......     234,597       206,573         411,589       387,162       353,761
  Interest expense...................................      14,758        10,256          23,063        14,121        11,906
  Unusual charges(1).................................          --            --              --        83,000         8,033
  Income tax expense (benefit).......................      13,401         9,487          10,611       (15,429)       10,133
  Net earnings (loss)................................      26,013        21,122          24,760       (26,272)       26,055
  Net earnings (loss) per common share...............  $     0.60    $     0.50      $     0.59    $    (0.63)   $     0.66
  Dividends per share --
    Class A common...................................  $     0.08    $     0.08      $     0.16    $     0.16    $     0.16
    Class B common...................................        0.03          0.03            0.06          0.06          0.06
SELECTED BALANCE SHEET DATA:
  Working capital....................................  $  294,415    $  321,194      $  326,980    $  346,061    $  320,651
  Total assets.......................................   1,307,316     1,134,141       1,229,242     1,075,749       936,774
  Total long-term debt and capital lease
    obligations......................................     405,142       305,084         407,873       305,974       207,485
  Total stockholders' equity.........................     519,759       492,643         493,867       473,924       505,185
CASH FLOW DATA:
  Depreciation and amortization......................  $   25,071    $   21,800      $   45,689    $   40,247    $   35,266
  Capital expenditures...............................      81,196        59,164         162,586       137,668        92,475
SUPPLEMENTAL FINANCIAL DATA:
  Net sales
    Home Quarters....................................  $  700,221    $  487,045      $  995,267    $  743,681    $  522,191
    Hechinger Stores.................................     582,954       561,251       1,056,876     1,044,971     1,017,543
    Triangle(2)......................................          --        40,081          42,825        80,697        67,993
                                                       ----------    ----------      ----------    ----------    ----------
        Total net sales..............................   1,283,175     1,088,377       2,094,968     1,869,349     1,607,727
  Operating income
    Home Quarters....................................      37,943        24,244          45,131        33,954        22,425
    Hechinger Stores.................................      25,400        21,177          24,897        31,580        41,391
    Triangle(2)......................................          --            --              --         1,023           (13)
                                                       ----------    ----------      ----------    ----------    ----------
        Total operating income.......................      63,343        45,421          70,028        66,557        63,803
  Pre-opening expense................................       4,987         2,627          12,972         9,631         4,006
  Corporate expense and other........................       5,954         4,133           6,379         7,079         7,367
  Earnings (loss) before income taxes................      39,414        30,609          35,371       (41,701)       36,188
SELECTED OPERATING DATA:
  Number of stores open at end of period
    Home Quarters....................................          58            45              53            43            30
    Hechinger Stores.................................          72            71              72            75            76
  Total square feet at end of period (000)
    Home Quarters....................................       5,378         3,952           4,794         3,757         2,563
    Hechinger Stores.................................       4,934         4,730           4,846         4,931         4,814
  Weighted average sales per square foot
    Home Quarters....................................  $      137    $      126      $      239    $      233    $      217
    Hechinger Stores.................................         119           118             220           210           196

- ---------------

(1) In fiscal 1992, the Company recorded an unusual charge of $83 million to establish a strategic reserve to cover estimated costs associated with the repositioning of Hechinger Stores Company. In fiscal 1991, the Company recorded an unusual charge of $8 million which was comprised primarily of costs associated with the closing of seven Hechinger stores.

(2) The Company closed its six Triangle Building Center stores in fiscal 1993.

                                  THE COMPANY

     The Company is a leading specialty retailer providing products and services for the care, repair, remodeling and maintenance of the home and garden. The Company serves the growing home improvement industry through two operating subsidiaries: Home Quarters Warehouse, Inc. ("Home Quarters Warehouse" or "Home Quarters"), operating 59 stores primarily in the southeastern, northeastern and midwestern parts of the United States, and Hechinger Stores Company ("Hechinger Stores" or "Hechinger"), operating 72 stores primarily in the mid-Atlantic region of the United States. The Company's strategy is (i) to achieve growth principally through the rapid expansion of Home Quarters Warehouse and (ii) to maintain and improve the profitability of Hechinger Stores. For the first half of fiscal 1994, the Company reported an increase in sales and net earnings of 18% and 23%, respectively, as compared to the same period last year.

     The Company is rapidly expanding its Home Quarters Warehouse subsidiary. Since being acquired by the Company in February 1988, Home Quarters has grown from seven to 59 stores, with two more units planned to open by the end of fiscal 1994. Since the acquisition, sales and operating income have grown at a compounded annual rate of approximately 50% through the end of fiscal 1993. For the first half of fiscal 1994, sales and operating income at Home Quarters have increased by 44% and 57%, respectively, as compared to the same period last year. For this same period, Home Quarters generated approximately 60% of the Company's operating income, up from 35% in fiscal 1991.

     Home Quarters Warehouse stores, with their large-scale merchandise presentation, operate under the warehouse format, producing high sales volume by emphasizing low pricing and superior levels of service. Home Quarters stores offer a wide assortment of building materials and home improvement merchandise to do-it-yourselfers and professional contractors in brightly lit, uncluttered facilities containing, on average, approximately 90,000 square feet under roof.

     Home Quarters opened a new 115,000 square foot store in Chesapeake, Virginia in July 1993. This store incorporates many new features which the Company believes allows it to increase productivity and to maintain and improve its competitive position within the industry. This Chesapeake, Virginia store achieved sales per square foot in excess of $400 in its first year of operation, which the Company believes puts it among the leaders in the home improvement industry. This also compares favorably to Home Quarters' average sales per square foot of $239 for fiscal 1993. Since July 1993, the Company has opened sixteen new "Chesapeake class" stores, which the Company believes will achieve average annualized sales per square foot well in excess of Home Quarters' average of $239 for fiscal 1993. The Company plans to open approximately 12 to 14 new "Chesapeake class" Home Quarters Warehouse stores (including two relocations) in fiscal 1995.

     New features in a "Chesapeake class" store include: a greenhouse and garden center, three design centers staffed with experienced professionals, merchandise installation services, a tool rental program and a dedicated classroom called "HQ University" for how-to clinics. The "Chesapeake class" store also has a dedicated contractor's desk to handle the special needs of professional contractors and commercial property owners, including its own entrance and loading facility. In addition, the "Chesapeake class" store offers "Kids Quarters," a supervised on-site child care facility for children ages three to eight. As compared to earlier Home Quarters units, a "Chesapeake class" store has approximately 25% more square footage and carries approximately 33% more SKUs.

     Since 1991, the Company has been converting its Hechinger stores to the Home Project Center format. During this period, the Company believes that it has improved the competitive positioning of its Hechinger Stores subsidiary. While Hechinger Stores has significantly reduced its retail prices, it has concurrently increased its average annual sales per store from $12 million in fiscal 1990 to $15 million in fiscal 1993. During this same period, Hechinger Stores has reduced its annual operating expenses as a percentage of sales by approximately 400 basis points. For the first half of fiscal 1994, Hechinger Stores' sales and operating income have increased by 4% and 20%, respectively, as compared to the same period last year.

     The Home Project Center format was developed to capitalize on the traditional strengths of the Hechinger Stores Company, which the Company considers to be: strong name recognition among consumers, convenient store locations and home decor merchandising. The merchandising strength is best exemplified in the Hechinger Home Project Center store located in Laurel, Maryland which opened in June 1994. Highlights of this store include a large kitchen and bath presentation located in the front of the store and a comprehensive offering of lighting, flooring, wallcoverings, paint and other home decor items. In addition, the store offers extensive design services including kitchen, bath and landscaping. The store's staff includes a team of home improvement specialists, selected on the basis of their experience and knowledge in particular fields, who are available to guide customers through their home improvement projects.

     The Company is a Delaware corporation with its principal executive offices located at 3500 Pennsy Drive, Landover, Maryland 20785; its telephone number is
(301) 341-1000.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 5,000,000 shares of Class A Common Stock offered hereby are estimated to be
$          ($          assuming that the over-allotment option granted to the
U.S. Underwriters is exercised in full). Such net proceeds, together with existing and internally generated funds, will be used to finance the Company's expansion program, the remodeling of existing stores and for general corporate purposes. See "Business -- Expansion Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company anticipates that its existing and internally generated funds and its net proceeds from this offering will be adequate to finance such costs and expenses through fiscal 1995. Until utilized as described above, substantially all the net proceeds of the sale of Class A Common Stock offered hereby will be invested in high quality, marketable securities.

                     PRICE RANGE OF COMMON STOCK; DIVIDENDS

     The Company's common stock has been traded publicly since 1972. The following table sets forth the high and low prices of the Class A Common Stock on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") National Market System as reported in published financial sources during the Company's fiscal reporting periods indicated. The Company declared cash dividends of $.04 per share of Class A Common Stock in each of the quarters presented.

                                                                       HIGH           LOW
                                                                       -----         -----
        FISCAL 1992
          First Quarter..............................................  $14 1/2      $10
          Second Quarter.............................................   12            8 1/2
          Third Quarter..............................................   12            8 3/4
          Fourth Quarter.............................................   11            9 3/8
        FISCAL 1993
          First Quarter..............................................  $10 1/2      $ 8 1/8
          Second Quarter.............................................   10 3/8        9
          Third Quarter..............................................   12 1/8        8 1/8
          Fourth Quarter.............................................   11 3/8        9 1/8
        FISCAL 1994
          First Quarter..............................................  $15 1/4      $10
          Second Quarter.............................................   16 1/2       11
          Third Quarter (through September 20, 1994).................   15 3/4       11 1/2

     A recent last sale price of the Class A Common Stock on the NASDAQ National Market System is set forth on the cover of this Prospectus.

                                 CAPITALIZATION

     Set forth below is the capitalization of the Company at July 30, 1994, and as adjusted to reflect the sale of the shares of Class A Common Stock offered by the Company hereby (excluding the effect of the exercise of the over-allotment option by the U.S. Underwriters), net of commissions and expenses. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein and with the Consolidated Financial Statements and the Notes thereto contained in documents incorporated by reference herein.

                                                                                           AS
                                                                           ACTUAL       ADJUSTED
                                                                         -----------    --------
                                                                              (in thousands)
Long-term debt(1)......................................................   $ 323,050     $323,050
Other long-term debt and capital lease obligations.....................      82,092       82,092
                                                                         -----------    --------
     Total long-term debt and capital lease obligations(2)(3)..........     405,142      405,142
                                                                         -----------    --------
Stockholders' Equity:
     Preferred Stock, $1.00 par value, authorized 20,000,000 shares;
      none issued......................................................          --           --
     Class A Common Stock, $.10 par value; authorized 50,000,000 shares; 30,715,471 shares issued; 35,715,471 shares issued as
      adjusted,(1)(4)..................................................       3,072        3,572
     Class B Common Stock, $.10 par value; authorized 30,000,000
      shares; 11,590,519 shares issued.................................       1,159        1,159
     Additional paid-in capital........................................     238,072
     Retained earnings.................................................     279,707      279,707
     Unearned compensation.............................................      (1,901)      (1,901)
     Less treasury stock at cost, 6,706 Class A Common shares and
      14,497 Class B Common shares.....................................        (350)        (350)
                                                                         -----------    --------
          Total stockholders' equity...................................     519,759
                                                                         -----------    --------
Total capitalization...................................................   $ 924,901     $
                                                                          =========     ========

- ---------------

(1) Includes $123 million of the Company's 5 1/2% Convertible Subordinated Debentures. These Debentures are convertible into Class A Common Stock at any time at a conversion price of $27.84 per share, subject to adjustment in certain events. At July 30, 1994, an aggregate of 4.4 million shares of Class A Common Stock were issuable upon full conversion of the Convertible Subordinated Debentures.

(2) Excludes current maturities of $3.2 million.

(3) See the Notes to Consolidated Financial Statements incorporated by reference in the 1994 Form 10-K for additional information on the long-term debt and capital lease obligations.

(4) Excludes 3.4 million shares issuable upon exercise of options outstanding as of July 30, 1994 with a weighted average exercise price of $12.27, of which
     1.6 million were exercisable at that date. See the Notes to Consolidated Financial Statements incorporated by reference in the 1994 Form 10-K for information regarding shares of Class A Common Stock reserved for issuance under the Company's stock compensation plans.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth selected financial data and other operating data of the Company. The selected financial data are derived from the consolidated financial statements of the Company. The selected financial data for the twenty-six weeks ended July 30, 1994 and July 31, 1993 are derived from unaudited financial statements, which in the opinion of the management of the Company, include all adjustments necessary (which consist of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. Operating results for the twenty-six weeks ended July 30, 1994 are not necessarily indicative of the results that may be expected for the entire fiscal year ended January 28, 1995. The following data should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

                                                        TWENTY-SIX WEEKS ENDED                 FISCAL YEAR ENDED
                                                       ------------------------      --------------------------------------
                                                        JULY 30,      JULY 31,        JAN. 29,      JAN. 30,      FEB. 1,
                                                          1994          1993            1994          1993          1992
                                                       ----------    ----------      ----------    ----------    ----------
                                                        (in thousands, except per share data and Selected Operating Data)
STATEMENT OF OPERATIONS DATA:
  Net sales..........................................  $1,283,175    $1,088,377      $2,094,968    $1,869,349    $1,607,727
  Cost of sales......................................     996,074       843,143       1,632,702     1,432,340     1,201,536
  Selling, general and administrative expenses.......     234,597       206,573         411,589       387,162       353,761
  Interest expense...................................      14,758        10,256          23,063        14,121        11,906
  Unusual charges(1).................................          --            --              --        83,000         8,033
  Income tax expense (benefit).......................      13,401         9,487          10,611       (15,429)       10,133
  Net earnings (loss)................................      26,013        21,122          24,760       (26,272)       26,055
  Net earnings (loss) per common share...............  $     0.60    $     0.50      $     0.59    $    (0.63)   $     0.66
  Dividends per share --
    Class A common...................................  $     0.08    $     0.08      $     0.16    $     0.16    $     0.16
    Class B common...................................        0.03          0.03            0.06          0.06          0.06
SELECTED BALANCE SHEET DATA:
  Working capital....................................  $  294,415    $  321,194      $  326,980    $  346,061    $  320,651
  Total assets.......................................   1,307,316     1,134,141       1,229,242     1,075,749       936,774
  Total long-term debt and capital lease
    obligations......................................     405,142       305,084         407,873       305,974       207,485
  Total stockholders' equity.........................     519,759       492,643         493,867       473,924       505,185
CASH FLOW DATA:
  Depreciation and amortization......................  $   25,071    $   21,800      $   45,689    $   40,247    $   35,266
  Capital expenditures...............................      81,196        59,164         162,586       137,668        92,475
SELECTED OPERATING DATA:
  Number of stores open at end of period
    Home Quarters....................................          58            45              53            43            30
    Hechinger Stores.................................          72            71              72            75            76
  Total square feet at end of period (000)
    Home Quarters....................................       5,378         3,952           4,794         3,757         2,563
    Hechinger Stores.................................       4,934         4,730           4,846         4,931         4,814
  Weighted average sales per square foot
    Home Quarters....................................  $      137    $      126      $      239    $      233    $      217
    Hechinger Stores.................................         119           118             220           210           196

- ---------------
(1) In fiscal 1992, the Company recorded an unusual charge of $83 million to establish a strategic reserve to cover estimated costs associated with the repositioning of Hechinger Stores Company. In fiscal 1991, the Company recorded an unusual charge of $8 million which was comprised primarily of costs associated with the closing of seven Hechinger stores.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     The Company is a leading specialty retailer serving the growing home improvement industry through two operating subsidiaries: Home Quarters Warehouse, Inc., operating 59 stores primarily in the southeastern, northeastern and midwestern parts of the United States, and Hechinger Stores Company, operating 72 stores primarily in the mid-Atlantic region of the United States. The Company's strategy is to (i) achieve growth through the rapid expansion of Home Quarters Warehouse and (ii) maintain and improve the profitability of Hechinger Stores.

     The data below reflects the percentage relationship between net sales and certain categories in the Consolidated Statements of Operations:

                                                        TWENTY-SIX
                                                        WEEKS ENDED           FISCAL YEAR ENDED
                                                      ---------------     -------------------------
                                                      JULY      JULY      JAN.      JAN.      FEB.
                                                       30,       31,       29,       30,       1,
                                                      1994      1993      1994      1993      1992
                                                      -----     -----     -----     -----     -----
Net sales............................................ 100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales........................................  77.6      77.5      77.9      76.6      74.7
Selling, general and administrative expenses.........  18.3      19.0      19.6      20.7      22.0
Total costs and expenses.............................  97.1      97.4      98.7     102.5      98.0
Earnings (loss) before income taxes..................   3.1       2.8       1.7      (2.2)      2.3
Net earnings (loss)..................................   2.0       1.9       1.2      (1.4)      1.6

OPERATIONS

FOR THE FISCAL TWENTY-SIX WEEK PERIODS ENDED JULY 30, 1994 AND JULY 31, 1993

     The following table sets forth the sales reported by the Company (in millions):

                                                                                             COMPARABLE
                                                    NET              NET           NET         STORE
                                                   SALES            SALES         SALES        SALES
                     PERIOD:                   JULY 30, 1994    JULY 31, 1993    INCREASE     INCREASE
    -----------------------------------------  -------------    -------------    --------    ----------
    Twenty-six weeks.........................     $1,283.2         $1,088.4       18%          3%

     The sales increase for the twenty-six weeks ended July 30, 1994 was primarily due to new stores opened since July 31, 1993. For the twelve month period from July 31, 1993 to July 30, 1994, the Company opened 13 Home Quarters stores and opened four Hechinger stores, three of which were relocations. As of July 30, 1994 the Company operated 58 Home Quarters stores and 72 Hechinger stores.

     For the twenty-six weeks ended July 30, 1994, other income was $1.7 million, .1% of sales, compared to $2.2 million, .2% of sales for the corresponding period last year. This decrease was primarily the result of a loss of $.6 million on the sale of an excess parcel of land during the first quarter.

     For the twenty-six weeks ended July 30, 1994, cost of sales was 77.6% compared to 77.5% for the corresponding period last year.

     For the twenty-six weeks ended July 30, 1994, selling, general and administrative expenses were 18.3% compared to 19.0% for the corresponding period last year. The decrease was due to the recent cost reduction efforts at the Hechinger Stores Company and the growing effect of Home Quarters, which operates with a lower cost structure. Pre-opening expenses of $5.0 million and $2.6 million were included in selling, general and administrative expenses for the twenty-six weeks ended July 30, 1994 and July 31, 1993, respectively.

     For the twenty-six weeks ended July 30, 1994, interest expense, net of capitalized interest, was $14.8 million, 1.2% of sales, compared to $10.3 million, .9% of sales, for the corresponding period last year. The increase was primarily due to the issuance of $100 million of Senior Notes in October 1993.

     For the twenty-six weeks ended July 30, 1994, the effective tax rate was 34.0% compared to 31.0% for the corresponding period last year. The effective tax rate increase was primarily due to the increase in the Federal income tax rate and increases in state income tax rates. The effective tax rates differ from the statutory tax rate primarily due to the effect of tax credits and tax-free earnings on funds available for investment.

     For the twenty-six weeks ended July 30, 1994, net earnings were $26.0 million, $.60 per share, compared to $21.1 million, $.50 per share, for the corresponding period last year.

     In May 1993, Statement of Financial Accounting Standards No. 115 ("SFAS 115"), Accounting for Certain Investments in Debt and Equity Securities, was issued. The Company adopted this statement as of the first quarter of 1994 and is classifying its investments in marketable securities as available-for-sale. Under this classification, marketable securities are carried at fair value, with unrealized gains and losses excluded from earnings and instead reported in stockholders' equity until realized. In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect of adopting SFAS 115 in the first quarter of 1994, as well as the effect as of July 30, 1994 on stockholders' equity were insignificant.

FOR THE FISCAL YEARS ENDED JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1,
1992

     The following table sets forth the sales reported by the Company (in millions):

                   FISCAL YEAR ENDED                 JAN. 29, 1994     JAN. 30, 1993     FEB. 1, 1992
    -----------------------------------------------  -------------     -------------     ------------
    Net Sales......................................     $ 2,095           $ 1,869           $1,608
    Net Sales Increase.............................         12%               16%              15%
    Comparable Store Sales Increase................          3%                7%               2%

     The sales increase for the current year was primarily due to sales from stores in operation for less than one year.

     The following table sets forth the number of stores operated by the
Company:

                                                                         HOME       HECHINGER
                                                                       QUARTERS      STORES
                                                                       --------     ---------
    As of February 1, 1992...........................................     30            76
    Fiscal year 1992 openings........................................     14             3
    Fiscal year 1992 closings........................................     (1)           (4)
    As of January 30, 1993...........................................     43            75
    Fiscal year 1993 openings........................................     11             3
    Fiscal year 1993 closings........................................     (1)           (6)
                                                                          --            --
    As of January 29, 1994...........................................     53            72
                                                                       ======       =======

     Other income, which consists primarily of interest income, was $7.8 million, $5.6 million and $3.7 million in 1993, 1992 and 1991, respectively. The increase in 1993 was primarily due to gains on the disposal of property and equipment. The increase in 1992 was primarily due to additional funds available for investment.

     Cost of sales was 77.9%, 76.6% and 74.7% of sales for 1993, 1992 and 1991, respectively. Distribution and buying and occupancy expenses are included in cost of sales. As a percent of sales, the increases in 1993 and 1992 were primarily due to: (i) the lowering of retail prices in the major markets of the Hechinger Stores subsidiary, and (ii) the growing effect of Home Quarters which operates with lower gross margins. Cost of sales included a LIFO charge of $5.0 million in 1993 and LIFO credits of $.8 million and $1.0 million in 1992 and 1991, respectively.

     Selling, general and administrative expenses were 19.6% of sales for 1993 compared to 20.7% and 22.0% of sales for 1992 and 1991, respectively. The decreases in 1993 and 1992 were primarily due to the growing effect of Home Quarters which operates with a lower cost structure and cost reduction efforts at the Hechinger

Stores subsidiary. Pre-opening expenses of $13.0 million, $9.6 million and $4.0 million were included in selling, general and administrative expenses for 1993, 1992 and 1991, respectively.

     Interest expense, net of capitalized interest, was $23.1 million, $14.1 million and $11.9 million for 1993, 1992 and 1991, respectively. The increase in 1993 compared to the prior years was primarily the result of the issuance of Senior Notes in 1993 and Senior Debentures in 1992. The increase in 1992 compared to prior year was primarily the result of the issuance of the Senior Debentures.

     In 1992, the Company recorded an unusual charge of $83 million to establish a strategic reserve to cover estimated costs associated with the repositioning of the Hechinger Stores subsidiary. The reserve is comprised primarily of charges related to the conversion of traditional Hechinger stores to the Home Project Center format and to the relocation of selected stores as real estate conditions permit. In 1991, the Company incurred unusual charges totalling $8 million which were primarily comprised of $5.3 million associated with the closing of seven Hechinger stores in early January 1992. The remainder of the charges related to one-time costs associated with the sale of the Hechinger Stores' accounts receivable and costs related to Home Quarters' adoption of the LIFO inventory method.

     The effective income tax rate was 30.0% of earnings before income taxes for 1993, compared to an effective income tax benefit rate of 37.0% of the loss before income taxes for 1992 and an effective income tax rate of 28.0% of earnings before income taxes for 1991. The effective tax rate for 1993 differed from the statutory rate primarily due to tax-free earnings on funds available for investment and Targeted Jobs Tax Credits. The Company has invested in two limited real estate partnerships and, as a result, generated rehabilitation and low income housing tax credits and other tax benefits associated with these projects. The credits associated with these projects has significantly decreased since 1991.

     Net earnings were 1.2% of sales for 1993 compared to a net loss of 1.4% of sales for 1992 and net earnings of 1.6% of sales for 1991.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents and marketable securities were $96.7 million as of July 30, 1994 compared to $170.7 million as of January 29, 1994. The decrease in cash and cash equivalents and marketable securities was primarily due to cash required for increases in merchandise inventory and property, furniture and equipment for new stores and remodeling of certain stores. The increase in merchandise inventory is due to increased inventory levels at existing stores in addition to new store openings. The increase in accounts payable and accrued expenses was primarily due to the increase in inventory. The Company's fiscal 1995 capital expenditures are expected to range from $150 million to $200 million. The Company currently has available a revolving credit facility for $25 million which the Company believes will be increased prior to the end of fiscal 1994.

     Net cash provided from operations was $27.4 million, $34.4 million and $67.1 million in 1993, 1992 and 1991, respectively. The decrease in 1993 was primarily due to an increase in inventory levels due to net store openings, the majority of which occurred late in the third quarter. Cash and cash equivalents and marketable securities were $170.7 million at January 29, 1994 compared to $214.6 million and $104.2 million at January 30, 1993 and February 1, 1992, respectively. Net expenditures for property, furniture and equipment and other assets were $162.6 million in 1993 compared to $137.7 million and $92.5 million in 1992 and 1991, respectively. These expenditures are primarily related to the Company's ongoing store expansion and remodeling programs.

     In August 1994, the Company sold 13 stores for approximately $100 million and concurrently leased the properties back for an initial term of 25 years. The leases are renewable at the Company's option for nine additional terms of five years each. The Company has recorded these leases as operating leases.

     The Company anticipates that its existing and internally generated funds and the net proceeds from this offering will be adequate to finance the costs and expenses of the Company's expansion program and the remodeling of stores through fiscal 1995.

                                    BUSINESS
EXPANSION STRATEGY

     The Company is rapidly expanding its Home Quarters Warehouse subsidiary. Home Quarters opened a new 115,000 square foot store in Chesapeake, Virginia in July 1993. New features in a "Chesapeake class" store include: a greenhouse and garden center, design centers staffed with experienced professionals, merchandise installation services, a tool rental program and a dedicated classroom called "HQ University" for how-to clinics. The "Chesapeake class" store also has a dedicated contractor's desk to handle the special needs of professional contractors and commercial property owners, including its own entrance and loading facility. In addition, the "Chesapeake class" store offers "Kids Quarters," a supervised on-site child care facility for children ages three to eight. As compared to earlier Home Quarters units, a "Chesapeake class" store has approximately 25% more square footage and carries approximately 33% more SKUs. Since July 1993, the Company has opened sixteen new "Chesapeake class" stores, which the Company believes will achieve average annualized sales per square foot well in excess of Home Quarters' average of $239 for fiscal 1993.

     Through 1995, the Company intends to open approximately 12 to 14 new "Chesapeake class" Home Quarters Warehouse stores (including two relocations). The precise number of new stores will depend upon, among other things, the availability of suitable locations and prevailing economic conditions.

     The Company is converting its Hechinger stores to the Home Project Center format. The Home Project Center format was developed to capitalize on the traditional strengths of the Hechinger Stores Company, which the Company considers to be: strong name awareness among consumers, convenient store locations and home decor merchandising. This merchandising strength is best exemplified in the Hechinger Home Project Center store located in Laurel, Maryland, which opened in June 1994. Highlights of this store include a large kitchen and bath presentation located in the front of the store and a comprehensive offering of lighting, flooring, wallcoverings, paint and other home decor items. In addition, the store offers extensive design services including kitchen, bath and landscaping. The store's staff includes a team of home improvement specialists, selected on the basis of their experience and knowledge in particular fields, who are available to guide customers through their home improvement projects. During 1995, the Company intends to relocate two Hechinger stores.

     In August 1994, the Company announced its plans to expand Hechinger Stores subsidiary into Mexico. The Company expects to initially open four stores in Mexico City beginning in late 1995. The Company's proposed expansion into Mexico is in its early stages, and there can be no assurance that such expansion will be completed successfully or that the nature of such expansion will not be modified to reflect future events or economic conditions.

     The following tables set forth the number of stores operated by the Company and the aggregate amount of square feet of store space in such stores for the specified periods (excluding the six Triangle Building Center stores which the Company closed in fiscal 1993):

                                                                              STORE SQUARE FOOTAGE
                                                     NUMBER OF STORES            (IN THOUSANDS)
                                                  ----------------------     ----------------------
                                                    HOME       HECHINGER       HOME       HECHINGER
                                                  QUARTERS      STORES       QUARTERS      STORES
                                                  --------     ---------     --------     ---------
    As of February 1, 1992......................     30            76          2,563        4,814
    1992 openings...............................     14             3          1,226          351
    1992 closings...............................     (1)           (4)           (32)        (234)
                                                     --            --        --------     ---------
    As of January 30, 1993......................     43            75          3,757        4,931
    1993 openings...............................     11             3          1,122          270
    1993 closings...............................     (1)           (6)           (85)        (355)
                                                     --            --        --------     ---------
    As of January 29, 1994......................     53            72          4,794        4,846
    1994 openings (through July 30, 1994).......      5             2            584          197
    1994 closings (through July 30, 1994).......     --            (2)            --         (109)
                                                     --            --        --------     ---------
    As of July 30, 1994.........................     58            72          5,378        4,934
                                                  ======       =======        ======      =======

     The Company is continuing to explore various opportunities for growth, which may include selected acquisitions.

                            CHESAPEAKE STORE LAYOUT

     The "Chesapeake class" store, which exceeds 100,000 square feet under roof, has been designed to offer customers everything they need for their home improvement projects. The store has a center entrance and clear signage to allow customers to quickly locate the items and services they need. Customer services such as the Contractor's desk, tool rental, "HQ University" and "Kids Quarters" are positioned across the front wall of the store for high visibility and easy access. Design centers are located on a major aisle of the store and include extensive displays to promote home improvement project ideas for customers. The following is the layout of the Chesapeake, Virginia store.

                             [INSERT ART WORK HERE]

PRODUCTS

     All of the Company's stores offer for sale a large selection of lumber, building materials, hardware and tools, paint, garden supplies, electrical and plumbing supplies and other items related to the home improvement market.

     The following table sets forth the percentage of sales accounted for by the merchandise categories:

                                                                    FISCAL YEAR ENDED
                                                     ------------------------------------------------
                                                     JAN. 29, 1994     JAN. 30, 1993     FEB. 1, 1992
                                                     -------------     -------------     ------------
    Lumber and building materials..................        29%               28%               27%
    Garden supplies and furniture..................        18                15                16
    Hardware and tools.............................        13                12                12
    Electrical supplies............................        12                14                14
    Plumbing supplies..............................        12                14                13
    Paint..........................................         9                10                10
    Housewares.....................................         7                 7                 8
                                                          ---               ---               ---
    Total..........................................       100%              100%              100%
                                                     =========         =========         =========

     Many of the items sold in the Company's stores are nationally advertised, brand name products. The Company also offers some private label items such as garden equipment and supplies, and paint. The Company may add private label items to its merchandise in those areas where there are no major national brands or where management deems it an effective way to meet price competition in a particular product line. The Company believes it has good relationships with its suppliers and does not consider itself dependent upon any single source for its merchandise.

MARKETING

     The majority of the Company's sales are to individuals. Employees are trained to help the do-it-yourself customer make his or her purchases and solve technical problems related to home repair, maintenance and improvement work.

     The Company employs an advertising program through the regular use of newspaper and direct mail pieces. A "catabook", which is compact enough to carry along as a shopping reference and serves as an "idea" book with an index and large type prices, is heavily utilized. Advertisements feature the stores' wide selection and values. The Company also employs television and radio advertising where deemed effective. The Company emphasizes competitive pricing with its policy being to meet or beat the regular or sale prices of all major competitors. In addition, the Company offers its customers a liberal return policy.

     The Company hosts how-to clinics throughout the year at various stores. At these clinics, trained employees, manufacturers' representatives and, at times, nationally recognized experts, demonstrate products and conduct classes on major home improvement projects.

     The Company offers a private label credit card program pursuant to which credit is extended to its customers by a third party financial institution. The Company also accepts Visa, MasterCard and Discover in all stores and American Express in its Home Quarters stores. For the fiscal year ended January 29, 1994 credit card sales accounted for 50% of the Company's total sales.

COMPETITION

     The business of the Company is highly competitive. The Company competes in each of its market areas with other home center chains, national chains of general merchandise stores and local hardware stores, some of which have greater financial resources than the Company.

     The extent of the Company's competition varies by geographic area. New competitors have entered several of the Company's existing markets and those targeted for future development, and established competitors are expanding in certain of those markets, which may, in each case, adversely affect the

Company's sales. In addition, the Company's strategy to maintain competitive pricing in certain markets may result in lower gross margins as competition intensifies. There can be no assurance that the Company's financial results will not be negatively impacted by existing competition or by the further expansion of competitors into the Company's markets.

     The Company believes that it is in a strong competitive position in the majority of its established market areas, reflecting the quality of its trained personnel, breadth and depth of merchandising, pricing, advertising policies and store size, location and condition. The Company believes that its ability to devote substantial capital resources to the operation and expansion of its business will enable it to remain competitive in the industry.

EMPLOYEES

     The Company has approximately 20,000 employees, approximately half of whom are employed on a part-time basis. The Company conducts comprehensive employee training programs. These training programs have enabled the Company to promote from within many current store managers and merchandisers. In addition, the Company supplements its workforce by recruiting from outside sources. The Company believes its employee relations are satisfactory.

PROPERTIES

     The Home Quarters Warehouse stores currently average approximately 90,000 square feet under roof and an additional 28,000 square feet of outdoor selling and storage space. More recent Home Quarters stores have typically ranged from 105,000 to 115,000 square feet under roof. Hechinger stores currently average approximately 70,000 square feet under roof and an additional 22,000 square feet of outdoor selling and storage space.

     The Company currently owns 18 stores and leases the remaining stores. The Company believes that all of its facilities, both owned and leased, are in good condition and well maintained. Expiration dates of the leases range from 1995 to 2023. Almost all leases contain renewal clauses or continue on a year-to-year basis after their respective expiration dates. Twelve of the store sites are leased from an affiliate.

     Hechinger stores are serviced, in part, from the Company's modern warehouse and distribution facility in Landover, Maryland, which has approximately 640,000 square feet under roof. In addition, Hechinger has approximately 177,000 square feet of office space in Landover, Maryland. Home Quarters Warehouse stores receive their merchandise directly from their suppliers. Home Quarters has approximately 71,000 square feet of office space in Virginia Beach, Virginia.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 20,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"); 50,000,000 shares of Class A Common Stock; and 30,000,000 shares of Class B Common Stock, par value $.10 per share (the "Class B Common Stock"). At July 30, 1994, no shares of Preferred Stock were issued and outstanding, 30,715,471 shares of Class A Common Stock were issued and outstanding and 11,590,519 shares of Class B Common Stock were issued and outstanding.

DIVIDENDS, VOTING RIGHTS AND CONVERSION

     The Company's Certificate of Incorporation generally provides that holders of Class A Common Stock and holders of Class B Common Stock have the same rights to dividends and distributions except for regular quarterly cash dividends, in respect of which the holders of Class A Common Stock are entitled to receive a minimum of at least $.0064 per share (the "Preference Dividend"), subject to certain adjustments, before the holders of Class B Common Stock are entitled to receive any cash dividend for such quarter. No cash dividend may be paid to holders of the Class B Common Stock during any quarter of a fiscal year until the holders of the Class A Common Stock have received their Preference Dividend for that quarter and any preceding quarters of that particular fiscal year.

     The Certificate of Incorporation further provides that a stock dividend on Class B Common Stock cannot be paid without a stock dividend also being paid to holders of Class A Common Stock in the amount that would maintain the same proportionate ownership between Class A and Class B shareholders that existed on the record date for such stock dividend.

     Holders of Class A Common Stock and Class B Common Stock are entitled to vote as separate classes to amend or repeal the Company's Certificate of Incorporation (as and to the extent provided by law) and on such other matters on which a class vote may be required by law.

     On all other matters, the Class A Common Stock and the Class B Common Stock vote together as a single class, provided that holders of shares of Class A Common Stock have one vote per share and holders of Class B Common Stock have ten votes per share. There is no cumulative voting of shares of either class of Common Stock.

     Each share of Class B Common Stock is convertible, at any time and at no cost, at the option of the holder, into one share of Class A Common Stock. The shares of Class A Common Stock currently outstanding are, and the shares to be sold in this offering will be, validly issued, fully paid and non-assessable.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                  FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

     The following discussion concerns the material United States federal income and estate tax consequences of the ownership and disposition of Class A Common Stock applicable to Non-U.S. Holders of such Class A Common Stock. In general, a "Non-U.S. Holder" is any person holding Class A Common Stock other than (a) a citizen or resident of the United States, (b) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State, or (c) an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. The discussion is based on current provisions of the Code, and administrative and judicial interpretations of the Code as of the date hereof, all of which are subject to change (possibly on a retroactive basis), and is for general information only. The discussion does not address aspects of federal taxation other than income and estate taxation and does not address all aspects of federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder.

     ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF CLASS A COMMON STOCK.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty) unless the dividends are (a) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or
(b) if a tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business and, if applicable, attributable to such a permanent establishment, will generally not be subject to withholding (if the Non-U.S. Holder files certain forms with the payor of the dividend) and will generally be subject to United States federal income tax at the same rates applicable to U.S. Holders. In the case of a Non-U.S. Holder which is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits). To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country. Proposed Treasury regulations, if finally adopted, would require Non-U.S. Holders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends.

SALE OF CLASS A COMMON STOCK

     Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such Holder's Class A Common Stock unless (a) the Company is or has been a "U.S. real property holding corporation," as defined in Section 897(c)(2) of the Code (which Company does not believe that it has been or is likely to become) and, in the event that the Class A Common Stock is "regularly traded" for such purposes, the Non-U.S. Holder held, directly or indirectly at any time during the five-year period ending on the date of disposition, more than 5% of the Class A Common Stock; (b) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; (c) the Class A Common Stock is disposed of by a Non-U.S. Holder who is an individual, who holds the Class A Common Stock as a capital asset and who is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met; or (d) the Non-U.S. Holder is an individual who is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates.

ESTATE TAX

     Class A Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the date of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides. United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply under existing Treasury regulations to dividends paid on Class A Common Stock to a Non-U.S.

Holder at an address outside the United States. This exemption may be affected, on a prospective basis, if the Treasury regulations are revised to eliminate the foreign address method for determining the applicability of the 30% withholding tax or any lower treaty rate as discussed above.

     The payment of the proceeds from the disposition of Class A Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the owner certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of the proceeds from the disposition of Class A Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding and generally will not be subject to information reporting. Under the existing Treasury regulations, unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder, information reporting will apply to dispositions through (a) a non-U.S. office of a U.S. broker, and (b) a non-U.S. office of a non-U.S. broker that is either a "controlled foreign corporation" for United States federal income tax purposes or a person 50% or more of whose gross income from all sources for a certain three-year period was effectively connected with a United States trade or business. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded (or credited against the Non-U.S. Holder's United States federal income tax liability, if any), provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof, the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated and Montgomery Securities are serving as U.S. Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited and Montgomery Securities are serving as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Class A Common Stock set forth opposite the names of such Underwriters below:

                                                                                    NUMBER OF
                                       NAME                                          SHARES
- ----------------------------------------------------------------------------------  ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated...............................................
  Montgomery Securities...........................................................
                                                                                    ---------
     Subtotal.....................................................................  4,000,000
                                                                                    ---------
International Underwriters:
  Morgan Stanley & Co. International Limited......................................
  Montgomery Securities...........................................................
                                                                                    ---------
     Subtotal.....................................................................  1,000,000
                                                                                    ---------
          Total...................................................................  5,000,000
                                                                                     ========

     The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of the Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of the Class A Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to the shares of Class A Common Stock purchased by it in its capacity as a U.S. Underwriter, (ii) made by it in its capacity as an International Underwriter apply only to shares of Class A Common Stock purchased by it in its capacity as an International Underwriter and (iii) do not restrict its ability to distribute any prospectus relating to the shares of Class A Common Stock to any person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Class A Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the U.S. Shares and the International Shares, respectively.

     Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Class A Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Class A Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Class A Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Class A Common Stock a notice stating in substance that, by purchasing such Class A Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Class A Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Class A Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Class A Common Stock a notice to the foregoing effect.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that (a) it has not offered or sold and will not offer or sell any shares of Class A Common Stock in the United Kingdom by means of any document (other than in circumstances which do not constitute an offer to the public within the meaning of the Companies Act
1985); (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Class A Common Stock offered hereby in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Class A Common Stock, other than any document which consists of, or is part of, listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Part IV of the Financial Services Act 1986, to any person of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988, or to any person to whom the document may otherwise lawfully be issued or passed on.

     The Underwriters propose to offer part of the Class A Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
$          per share under the public offering price. Any Underwriter may allow,
and such dealers may reallow, a concession not in excess of $          per share
to other Underwriters and to certain other dealers.

     Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 750,000 additional shares of the Class A Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of the Class A Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of the Class A Common Stock offered by the U.S. Underwriters hereby.

     The Company has agreed that, for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of the Underwriters, register under the Securities Act, offer, sell, contract to sell or otherwise dispose of any Class A or Class B Common Stock or any securities convertible into or exchangeable for Class A or Class B Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such shares, except under certain circumstances set forth in the Underwriting Agreement.

     The Company and the several Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

     Pursuant to regulations promulgated by the Commission, market makers in the Class A Common Stock who are Underwriters or prospective underwriters ("passive market makers") may, subject to certain limitations, make bids for or purchases of shares of Class A Common Stock until the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Class A Common Stock contemplated by this Prospectus or the time at which a stabilizing bid for such shares is made. In general, on and after the date two days prior to the Commencement Date (1) such market maker's net daily purchases of the Common Stock may not exceed 30% of the average daily trading volume (the "ADTV") in such stock for the two full consecutive calendar months immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) such market maker may not effect transactions in, or display bids for, the Class A Common Stock at a price that exceeds the highest bid for the Class A Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such. The ADTV for the Class A Common Stock was approximately 400,000 shares.

     From time to time, Morgan Stanley & Co. Incorporated has acted as financial advisor to the Company and has received compensation for such services.

                                 LEGAL MATTERS

     The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, Washington, D.C., and for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated by reference in the 1994 Form 10-K and the consolidated financial statement schedules appearing therein have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon, included and incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                     [LOGO]

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

PROSPECTUS (Subject to Completion)

Issued September 21, 1994

                                5,000,000 Shares
                                    [LOGO]

                              CLASS A COMMON STOCK
                            ------------------------
OF THE 5,000,000 SHARES OF CLASS A COMMON STOCK BEING OFFERED, 1,000,000 SHARES
 ARE BEING OFFERED OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL
   UNDERWRITERS AND 4,000,000 SHARES ARE BEING OFFERED IN THE UNITED STATES
    AND CANADA BY THE U.S. UNDERWRITERS. SEE "UNDERWRITERS." THE COMPANY'S
     CLASS A COMMON STOCK IS TRADED IN THE OVER-THE-COUNTER MARKET UNDER
      THE SYMBOL "HECHA." ON SEPTEMBER 20, 1994, THE LAST SALE PRICE FOR
              THE CLASS A COMMON STOCK AS REPORTED ON THE NASDAQ
                  NATIONAL MARKET SYSTEM, WAS $15 PER SHARE.
                            ------------------------
HOLDERS OF CLASS A COMMON STOCK AND HOLDERS OF CLASS B COMMON STOCK HAVE THE SAME RIGHTS TO DIVIDENDS AND DISTRIBUTIONS EXCEPT FOR REGULAR QUARTERLY CASH
  DIVIDENDS IN RESPECT OF WHICH HOLDERS OF CLASS A COMMON STOCK ARE ENTITLED
     TO RECEIVE A MINIMUM OF AT LEAST $.0064 PER SHARE SUBJECT TO CERTAIN
      ADJUSTMENTS BEFORE HOLDERS OF CLASS B COMMON STOCK ARE ENTITLED TO
           RECEIVE ANY CASH DIVIDENDS FOR SUCH QUARTER. HOLDERS OF
               CLASS A COMMON STOCK HAVE ONE VOTE PER SHARE AND
                     HOLDERS OF CLASS B COMMON STOCK HAVE
                             TEN VOTES PER SHARE.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.
                            ------------------------

                               PRICE $   A SHARE
                            ------------------------

                                                                    UNDERWRITING
                                                      PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                       PUBLIC       COMMISSIONS(1)   COMPANY(2)
                                                    -------------   -------------   -------------
Per Share........................................         $               $               $
Total(3).........................................   $               $               $

- ------------

    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
    (2) Before deducting expenses payable by the Company estimated at $        .
    (3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 750,000 additional shares of Class A Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions, and proceeds to
        Company will be $      , $      and $      , respectively. See
        "Underwriters."
                            ------------------------

     The shares of Class A Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Class A Common Stock
will be made on or about             , 1994 at the office of Morgan Stanley &
Co. Incorporated, New York, N.Y., against payment therefor in New York funds.
                            ------------------------

MORGAN STANLEY & CO.                                       MONTGOMERY SECURITIES
            International

             , 1994

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses payable by the Registrant in connection with the offering described in this registration statement.

    Securities and Exchange Commission registration fee.......................   $ 29,493
    National Association of Securities Dealers, Inc. fee......................      9,053
    Legal fees................................................................     75,000
    Printing and engraving....................................................     25,000
    Accountants' fees.........................................................     25,000
    Blue-Sky fees and expenses................................................     20,000
    Miscellaneous expenses....................................................     16,454
                                                                                 --------
         Total................................................................   $200,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145(a) of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     Section 145(b) of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities described in the preceding paragraph, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted under standards similar to those described in the preceding paragraph, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnify for such expenses which the court shall deem proper.

     Section 145 of the Delaware General Corporation Law further provides that
(i) to the extent a director or officer of a corporation has been successful in defense of any action, suit or proceeding referred to in subsections (a) and (b) thereof or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith; (ii) the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (iii) the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnity such person against such liabilities under Section 145.

     Article ELEVENTH of the Company's Certificate of Incorporation and Article VIII of the Company's By-laws provide that the Company shall indemnify each person who may be indemnified under Section 145 to the fullest extent permitted thereby, which may include liabilities under the Securities Act of 1933.

     Under Section 102(b) of the Delaware General Corporation Law, a corporation may limit or eliminate the personal liability of directors for breach of the fiduciary duty of due care. Article ELEVENTH of the Company's Certificate of Incorporation effects this limitation by providing that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director, provided, however, that a director shall be liable to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which such director derived an improper personal benefit. The Company also maintains an insurance policy that provides liability coverage to officers and directors while acting in such capacity.

ITEM 16. EXHIBITS.

     The following exhibits are filed herewith or, as indicated, have been heretofore filed with the Commission as the exhibits in the file numbers indicated and are incorporated herein by reference.

       NUMBER                                      DESCRIPTION
- ---------------------------------------------------------------------------------------------
           1         -- Underwriting Agreement
           4(a)      -- Certificate of Incorporation, as amended (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8, File No.
                        33-27134)
           4(b)      -- By-laws, as amended (incorporated by reference to Exhibit 3(b) to
                        Annual Report on Form 10-K for the fiscal year ended February 3,
                        1990, File No. 0-7214)
           5         -- Opinion of Skadden, Arps, Slate, Meagher & Flom
          23(a)      -- Consent of Ernst & Young LLP
          23(b)      -- Consent of Skadden, Arps, Slate, Meagher & Flom (included in the opinion filed as Exhibit 5)
          25         -- Power of Attorney (included on signature page)

ITEM 17. UNDERTAKINGS.

          The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) For purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions referred to in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Landover, State of Maryland, on the 21st day of September, 1994.

                                            HECHINGER COMPANY

                                            By:    /s/ JOHN W. HECHINGER, JR.
                                            ------------------------------------
                                                   John W. Hechinger, Jr.
                                               President and Chief Executive
                                                          Officer

     Each person whose signature appears below constitutes and appoints John W. Hechinger, Jr., W. Clark McClelland and Mark R. Adams, and each of them, his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities indicated, on the 21st day of September, 1994.

                 SIGNATURES                                         TITLE
- ---------------------------------------------   ----------------------------------------------
                                                Chairman of the Board of Directors
- ---------------------------------------------
              John W. Hechinger

            /s/ HERBERT J. BRONER               Director
- ---------------------------------------------
              Herbert J. Broner

         /s/ JOHN W. HECHINGER, JR.             President, Chief Executive Officer and
- ---------------------------------------------     Director
           John W. Hechinger, Jr.

            /s/ S. ROSS HECHINGER               Senior Vice President -- Corporate
- ---------------------------------------------     Administration and Director
              S. Ross Hechinger

              /s/ ANN D. JORDAN                 Director
- ---------------------------------------------
                Ann D. Jordan

            /s/ DAVID O. MAXWELL                Director
- ---------------------------------------------
              David O. Maxwell

           /s/ W. CLARK MCCLELLAND              Executive Vice President, Chief Financial
- ---------------------------------------------     Officer and Director
             W. Clark McClelland

              /s/ ALAN J. ZAKON                 Director
- ---------------------------------------------
                Alan J. Zakon

            /s/ RICHARD S. GROSS                Corporate Controller
- ---------------------------------------------
              Richard S. Gross

                               INDEX TO EXHIBITS

  NUMBER                               DESCRIPTION                            PAGE
- -----------  ---------------------------------------------------------------  ----
     1       -- Underwriting Agreement
     5       -- Opinion of Skadden, Arps, Slate, Meagher & Flom
   23(a)     -- Consent of Ernst & Young LLP

                          EDGAR APPENDIX

On page 2 in the printed version of this document appears a map entitled "Hechinger Company Markets" which indicates by market area the number of stores operated by the Company.

On page 16 in the printed version of this document appears a map of the Home Quarters Warehouse store in Chesapeake, Virginia.